

January 17, 2012

Via E-mail
Ms. Pamela K. Knous
Chief Financial Officer
Chicos FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

  Re: **Chicos FAS, Inc.**
    Form 10-K for the Fiscal Year Ended January 29, 2011
    Filed March 22, 2011
    Proxy Statement on Schedule 14A
    Filed May 5, 2011
    File No. 001-16435

Dear Ms. Knous:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Key Performance Indicators, page 21

1. We note you have identified measures such as sales per square foot, store operating contribution margin, store cash flow and inventory per square foot as key performance indicators but you do not discuss or analyze them in your disclosure. In future filings, to the extent they are material to investors, please identify and discuss key performance indicators. For example, you might discuss how sales per square foot changed during the

covered periods and why management believes those changes occurred. See Section I.B of Commission Interpretive Release No. 33-8350 (2003).

Segment Reporting

2.   You disclose that you have aggregated your brands into one reportable segment. Please confirm and disclose in future filings that each of your brands has been identified as an operating segment. We further note, you disclose on page 43 that you have recorded impairment in each of the years presented on long lived assets due to the results of underperforming stores. Please tell us if you have discrete financial information on a store by store basis that is reviewed regularly by the CODM. If so, please tell us how you considered ASC 280-10-50 in identifying your operating segments and your reporting segments. Further tell us how you considered the increased DTC business and the acquisition of Boston Proper in determining your operating segments and aggregation of your operating segments under ASC 280-10-50-11.

Proxy Statement on Schedule 14A Filed May 5, 2011

Executive Compensation, page 37

Compensation Discussion and Analysis, page 37

Components of Compensation, page 43

Annual Cash Incentive Bonus, page 43

3.   We note your table on page 44 disclosing bonus measures, targeted financial performance, targeted payout, and actual payouts for your named executive officers. However, because you do not disclose actual performance figures for several of your targets, it is unclear how these targets relate to the actual amount achieved. In particular, we note White House/Black Market brand sales and brand contribution as well as Chico's brand sales and brand contribution. Please provide us with the actual results achieved for each performance metric or provide a supplemental analysis as to why it is appropriate to omit this information pursuant to Instruction 4 of Item 402(b) of Regulation S-K. Please confirm that in future filings you will provide similar disclosure where applicable. See Item 402(b)(2)(vii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Pamela K. Knous
Chicos FAS, Inc.
January 17, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining